Filing by SEI Asset Allocation Trust pursuant to

Rule 425 under the Securities Act of 1933.

Subject company:

SEI Asset Allocation Trust

(SEC File No. 333-169852)

SEI ASSET ALLOCATION TRUST

DIVERSIFIED CONSERVATIVE FUND

DIVERSIFIED CONSERVATIVE INCOME FUND

DIVERSIFIED MARKET GROWTH FUND

DIVERSIFIED MODERATE GROWTH FUND

DIVERSIFIED AGGRESSIVE GROWTH FUND

DIVERSIFIED AGGRESSIVE STOCK FUND

DIVERSIFIED U.S. STOCK FUND

Recently we sent you proxy material regarding the Special Meeting of Shareholders that is scheduled for February 14, 2011. The Fund’s records indicate that we have not received your vote.  We urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the Meeting as scheduled.

1-866-450-8587

Voting is very important for your investment and the operation of the Fund.

Please vote now to be sure your vote is received in time for the February 14, 2011 Special Meeting of Shareholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

•                 Speak to a live Proxy Specialist by calling the number above. We can answer your questions and record your vote. (open: M-F 9:30am -9pm, Sat 10am — 6pm ET)

•                 Log on to the website listed on your proxy card, enter your control number located on your proxy card, and vote by following the on screen prompts.

•                 Call the toll-free touchtone voting number listed on your proxy card with your control number located on your proxy card and follow the touchtone prompts.

•                 Mail in your signed proxy card in the envelope provided.

Voting takes only a few minutes.

PLEASE VOTE TODAY.

For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com.  Free copies of such materials are also available on the SEC website (http://www.sec.gov).  Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information (including the funds’ investment objectives, strategies, fees, expenses and risk considerations).

SEI OBO’s

SEI ASSET ALLOCATION TRUST

DIVERSIFIED CONSERVATIVE FUND

DIVERSIFIED CONSERVATIVE INCOME FUND

DIVERSIFIED MARKET GROWTH FUND

DIVERSIFIED MODERATE GROWTH FUND

DIVERSIFIED AGGRESSIVE GROWTH FUND

DIVERSIFIED AGGRESSIVE STOCK FUND

DIVERSIFIED U.S. STOCK FUND

Recently we sent you proxy material regarding the Special Meeting of Shareholders that is scheduled for February 14, 2011. The Fund’s records indicate that we have not received your vote.  We urge you to vote as soon as possible in order to allow the Fund to obtain a sufficient number of votes to hold the Meeting as scheduled.

1-877-257-9961

Voting is very important for your investment and the operation of the Fund.

Please vote now to be sure your vote is received in time for the February 14, 2011 Special Meeting of Shareholders.

The Fund has made it very easy for you to vote. Choose one of the following methods:

•                 Speak to a live Proxy Specialist by calling the number above. We can answer your questions and record your vote. (open: M-F 9:30am -9pm, Sat 10am — 6pm ET)

•                 Log on to the website listed on your proxy card, enter your control number located on your proxy card, and vote by following the on screen prompts.

•                 Call the toll-free touchtone voting number listed on your proxy card with your control number located on your proxy card and follow the touchtone prompts.

•                 Mail in your signed proxy card in the envelope provided.

Voting takes only a few minutes.

PLEASE VOTE TODAY.

For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com.  Free copies of such materials are also available on the SEC website (http://www.sec.gov).  Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information (including the funds’ investment objectives, strategies, fees, expenses and risk considerations).

NOBO